Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Nextdoor Steps In Line To Go Public

Under Ticker ‘KIND’

•	by Laurie Sullivan @lauriesullivan, 3 hours ago

Nextdoor, the neighborhood network, plans to become a publicly traded company through Khosla Ventures Acquisition Co. II, which will serve as a special-purpose acquisition company (SPAC).

On closing of the transaction, the combined company will be listed under the ticker symbol “KIND.” The transaction is expected to close in the fourth quarter of 2021. A specific date has not been set.

The idea is to accelerate growth and create stronger neighborhoods through search and social interactions, as well as increase hiring.

The company plans to drive growth by adding neighbors in its network by introducing new products and expanding in markets worldwide; making it easier to engage, share interests, and create meaningful connections; and increasing monetization on the platform by scaling proprietary advertising platform to service clients from the largest advertisers in the world to small local businesses and neighbors for hire.

Despite technology’s ability to connect people and communities virtually across the globe, people have become more disconnected, especially in real life, Friar wrote in a blog posted Tuesday.

It inspired the company to think about using technology to enable real-world connections.

“What if Nextdoor could become a place where neighbors can naturally come together to help make their local communities better?” Nextdoor CEO Sarah Friar wrote, adding that the platform connects more than 275,000 neighborhoods worldwide. “Today, relationships sparked on Nextdoor connect millions of people back to the original social network — their neighborhood.”

The transaction is expected to bring in approximately $686 million in gross proceeds, including a $270 million fully committed private investment in public equity (PIPE) with participation from institutional investors including funds and accounts, and pro-forma equity value of approximately $4.3 billion.

Data in an investors report suggests that after two years, about 50% of those who use the platform still use it.

The company has been 2.3 times weekly engagement as more neighbors join. More people on the platform also means increased engagement with ads without the need for members to use other social platforms.

For example, there is a percentage of people who visit Nextdoor at least once monthly, but do not visit other social media platforms during the same timeframe.

Some 82% who visit Nextdoor do not visit Snap, while 64% do not visit Linkedln, 63% do not visit Twitter, 52% do not visit Pinterest, 43% do not visit Instagram, and 27% do not visit Facebook and Messenger.

The funds and accounts supporting Nextdoor’s public debut are advised by T. Rowe Price Associates, Baron Capital Group, Dragoneer, Soroban Capital, accounts advised by ARK Invest, and ION Asset Management, in addition to existing Nextdoor investors Tiger Global and Hedosophia.

Friar and Khosla Ventures affiliates also participated in the PIPE financing.

The company also announced a nonprofit, Nextdoor Kind Foundation, that will invest in neighborhoods to help them thrive. The foundation will make local grants available to support those who do good in their neighborhoods.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.